Filed Pursuant to Rule 424(b)(3)

Registration No. 333-202757

Prospectus Supplement No. 5

(to prospectus dated April 9, 2015)

17,506,667 Shares

TerraForm Power, Inc.

Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 9, 2015, covering resales by selling stockholders of our Class A common stock, par value $0.01 per share, with the information contained in our Current Reports on Form 8-K, filed with the Securities and Exchange Commission on July 22, 2015.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 7 of the prospectus to read factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement Dated July 22, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2015 (July 20, 2015)

TERRAFORM POWER, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-36542	46-4780940
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland, 20814

(Address of principal executive offices, including zip code)

(240) 762-7700

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Purchase Agreement

On July 20, 2015, TerraForm Power, LLC, a Delaware limited liability company (“TerraForm LLC”), a subsidiary of TerraForm Power, Inc. (“TerraForm Power”), entered into a Purchase Agreement (the “Purchase Agreement”) with its sponsor, SunEdison, Inc., a Delaware corporation (“SunEdison”), pursuant to which SunEdison will sell to TerraForm LLC certain renewable power assets of Vivint Solar Inc., a Delaware corporation (“Vivint Solar”) (the “Acquisition”), in exchange for $922 million in cash consideration, which would include any advance by TerraForm Power for projects expected to be acquired from SunEdison following the closing of the Acquisition (the “Cash Consideration”), to be paid on the closing date, concurrently with the closing under the Merger Agreement (as defined below). The Purchase Agreement contains customary representations, warranties, covenants and conditions.

The Purchase Agreement is not conditioned on TerraForm LLC’s receipt of any third-party financing. However, in connection with the Purchase Agreement, TerraForm Power Operating, LLC, a subsidiary of TerraForm Power, has entered into a debt commitment letter, dated as of July 20, 2015 with Goldman Sachs Bank USA (the “Bridge Lender”), pursuant to which, among other things, the Bridge Lender has committed to provide, subject to the terms and conditions thereof, borrowings under a $960 million unsecured bridge facility (the “Bridge Financing Commitment”). The funding of the Bridge Financing Commitment is subject to the negotiation of definitive documentation and other customary closing conditions.

Concurrent with the execution of the Purchase Agreement, SunEdison and TerraForm LLC entered into an additional agreement that, among other things, provides that with respect to the assets of Vivint Solar acquired by TerraForm LLC under the Purchase Agreement, SunEdison and/or its affiliates shall provide certain repair services and ongoing operations and maintenance services pursuant to a long term master operation and maintenance and administrative service agreement entered into as of the closing of the Merger. SunEdison and TerraForm LLC have also agreed to indemnify each other in certain circumstances in connection with the Merger Agreement.

Merger Agreement

On July 20, 2015, SunEdison and SEV Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of SunEdison (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vivint Solar. Under the Merger Agreement, Merger Sub will be merged with and into Vivint Solar, with Vivint Solar continuing after the Merger (as defined below) as the surviving corporation and wholly owned subsidiary of SunEdison (the “Merger”). The Cash Consideration to be paid by TerraForm LLC under the Purchase Agreement will be used by SunEdison to fund a portion of the merger consideration under the Merger Agreement. The remainder of the merger consideration will be paid by SunEdison through a combination of cash, shares of common stock of SunEdison and 5-year notes issued by SunEdison and convertible into shares of its common stock.

None of TerraForm Power nor any of its subsidiaries are party to the Merger Agreement. However, the closing of the Acquisition is subject to the closing of the Merger. The Merger Agreement contains customary representations, warranties and covenants of both SunEdison and Vivint Solar. These covenants include, among others, an obligation on behalf of both parties to operate their respective businesses in the ordinary course until the Merger is consummated, limitations on Vivint Solar’s right to solicit or engage in negotiations regarding alternative business combination transactions or to withdraw its support of the Merger and an obligation on behalf of both parties to use reasonable best efforts to obtain governmental and regulatory approvals. The Merger Agreement also provides for termination rights on behalf of both parties and that under specified circumstances Vivint Solar may be required to pay SunEdison a termination fee of $62 million.

Forward Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including the timing of the completion of the acquisition, and typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although TerraForm Power believes that its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, among others: the failure of the Merger and the Acquisition to be consummated, the failure of counterparties to fulfill their obligations under agreements; price fluctuations, termination provisions and buyout provisions in the agreements; TerraForm Power’s ability to successfully identify, evaluate and consummate acquisitions from SunEdison or third parties, including the Acquisition; government regulation; operating and financial restrictions under agreements governing indebtedness; TerraForm Power’s ability to borrow funds and access capital markets; TerraForm Power’s ability to compete against traditional and renewable energy companies; and hazards customary to the power production industry and power generation operations, such as unusual weather conditions and outages. Furthermore, any dividends are subject to available capital, market conditions and compliance with associated laws and regulations.

TerraForm Power undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause TerraForm Power’s actual results to differ materially from those contemplated in the forward-looking statements included in this report should be considered in connection with information regarding risks and uncertainties that may affect TerraForm Power’s future results included in TerraForm Power’s filings with the Securities and Exchange Commission at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAFORM POWER, INC.

July 22, 2015	By:	/s/ Sebastian Deschler
	Name:	Sebastian Deschler
	Title:	Senior Vice President, General Counsel and Secretary

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2015 (July 17, 2015)

TERRAFORM POWER, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-36542	46-4780940
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland, 20814

(Address of principal executive offices, including zip code)

(240) 762-7700

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

6.125% Senior Notes due 2025

On July 17, 2015, TerraForm Power Operating, LLC, a Delaware limited liability company (“TerraForm Operating”), a subsidiary of TerraForm Power, Inc. (“TerraForm Power”), issued $300 million aggregate principal amount of 6.125% senior notes due 2025 (the “2025 Notes”), under an indenture, dated as of July 17, 2015 (the “Indenture”), among TerraForm Operating, the TerraForm Note Guarantors (as defined below) and U.S. Bank National Association, as trustee for the 2025 Notes. The 2025 Notes are jointly and severally guaranteed by TerraForm Operating’s direct parent, TerraForm Power, LLC, and each of TerraForm Operating’s existing and future subsidiaries that is a guarantor under its senior secured revolving credit facility, subject to certain exceptions (collectively, the “TerraForm Note Guarantors”). The 2025 Notes were issued in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to persons outside of the United States pursuant to Regulation S under the Securities Act, at a purchase price equal to 100.000% of the principal amount thereof.

TerraForm Operating intends to use the net proceeds to fund, in whole or in part, renewable energy projects ("Eligible Green Projects"). Specifically, the Issuer intends to use the net proceeds from the offering to fund a portion of the purchase price of the previously announced acquisition of certain wind power plants from Invenergy, to finance other Eligible Green Projects and to pay fees, expenses and other costs related thereto.

The Indenture provides, among other things, that the 2025 Notes will be senior unsecured obligations of TerraForm Operating. Interest is payable on the 2025 Notes on June 15 and December 15 of each year beginning on December 15, 2015 until their maturity date of June 15, 2025.

The terms of the Indenture, among other things, limit the ability of TerraForm Operating and certain of its subsidiaries to create liens on assets and consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries.

The Indenture also provides for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the 2025 Notes to become or to be declared due and payable.

The 2025 Notes were issued in a transaction exempt from registration under the Securities Act or any state securities laws. Therefore, 2025 Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. This Current Report on Form 8-K hereto does not constitute an offer to sell any securities or a solicitation of an offer to purchase any securities.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAFORM POWER, INC.

July 22, 2015	By:	/s/Sebastian Deschler
	Name:	Sebastian Deschler
	Title:	Senior Vice President, General Counsel and Secretary